

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2012

<u>Via E-mail</u>
Mr. George F. Jones, Jr.
Chief Executive Officer
Texas Capital Bancshares, Inc.
2000 McKinney Avenue, Suite 700
Dallas, TX 75201

      Re: Texas Capital Bancshares, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 23, 2012
             File No. 001-34657

Dear Mr. Jones:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kathryn McHale

                        Kathryn McHale
                        Senior Staff Attorney